April 3, 2009

Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549-7010

    Re:     Value Line, Inc. Form 10-K for the Fiscal Year Ended April 30, 2008; Filed July 17, 2008
Value Line, Inc. Form 10-Q for the Fiscal Quarters Ended July 31, 2008 and October 31, 2008

File No. 0-11306
________________________________________________________________________________

Ladies and Gentlemen:

        Set forth below are our responses to the comments of the staff of the Division of Corporation Finance, contained in your letter dated March 13, 2009, with respect to Value Line, Inc.’s (“Value Line” or the “Company”), Form 10-K for the fiscal year ended April 30, 2008 filed on July 17, 2008 and Forms 10-Q for the fiscal quarters ended July 31, 2008 and October 31, 2008.   The staff’s comments are in italics followed by the responses of the Company.  The Company respectfully requests additional time to further discuss with its legal counsel and external auditor the responses to the staff comments for numbers 2, 3, 5, 10, 14, 19, 20, and 23.  Upon completion of additional research of the regulations cited in the applicable comments the Company will file a supplemental letter.

In addition, because the value of Value Line's public float as of the last business day of its most recently completed second fiscal quarter (October 31, 2008) was less than $75 million, Value Line qualifies as a "smaller reporting company."   The Company reserves the right to reflect in its filings the scaled-back reporting requirements applicable to smaller reporting companies.  Notwithstanding any statement in this letter with respect to future reporting, Value Line may omit disclosures that are not required to be made by smaller reporting companies.

Item 1. Business, page 3

1.
We note your table of total net assets by fund. On page 12, you state the performance of your funds impact your sales and investors’ decisions to invest in your Funds, all of which would impact your business and results of operations. In future filings, please include performance information for each of your funds for each period presented. Fund performance information should include the inception date, assets under management as of each period presented, net annualized return since inception and net return for each period presented. This information will allow investors to better understand how fund performance has affected your financial statements.

In light of the staff’s comments, in future annual filings the Company will include in tabular format additional Value Line Funds’ (“the Funds”)  performance information.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 16

2.
In future filings, please provide investors with a better understanding of the portion of your print publication revenues and electronic publication revenues that are generated from the retention of subscribers versus the portion of revenues that were generated from new subscribers for each period presented. Providing information regarding the retention rate for your print publication revenues and electronic publication revenues, respectively, would provide investors with better understanding of your ability to retain current revenues. Please also provide an explanation of any material increases or decreases in your retention rate. Refer to Item 303(A)(3) of Regulation S-K and Sections 501.12.b.1 and of the Financial Reporting Codification for guidance.

This response will be forthcoming.

3.
In future filings, please disclose the number of licensing agreements in place for each period presented along with a discussion of new and discontinued agreements during each period. If a material licensing agreement is discontinued subsequent to the end of most recent reporting period, please disclose as such. Refer to Item 303(A)(3) of Regulation S-K and Sections 501.12.b.1 and 501.12.b.3 of the Financial Reporting Codification for guidance.

This response will be forthcoming.

4.
We note that you earn investment management fees based on the average daily net assets of the mutual funds, or the assets under management (AUM). As the AUM has a direct impact on your investment management fees and therefore a key component in providing a complete analysis of your investment management fees, please include a roll forward of your AUM on a consolidated basis and by asset type for each period presented in future filings. Please include the following line items in your rollforward of AUM, at a minimum:

•	Cash inflows for new investments/ sales
•	Cash inflows for reinvested distributions
•	Cash outflows for redemptions
•	Cash outflows for other distributions
•	Market appreciation/(depreciation)

Please also provide a detailed analysis of the changes that have impacted AUM during each of the periods presented. Specifically, provide a detailed analysis of the factors contributing to the gross cash inflows and outflows and the performance of your funds. If a material amount of redemptions are being made, please explain why. For your discussions of the performance impact on assets under management, you may need to discuss the specific performance of each of the funds. Finally, please link the changes in assets under management discussion to your explanation for the increase or decrease in investment management fees recognized for each period presented. As part of this analysis, disclose the average investment management fee earned for each period and explain the material factors impacting differences for each period presented. Please provide us with disclosures you intend to include in future filings.

In light of the staff’s comments, in future annual filings the Company will include in tabular format a rollforward of AUM that reconciles the change in assets for the period showing sales, dividends, redemptions, and market appreciation (depreciation).  Any material factors known to the Company that impact the differences for each period will be discussed, where applicable.   Cash inflows for sales, and cash outflows for redemptions reflect decisions of individual investors.  The Company may not know the factors that influence these decisions.  Below is a sample disclosure that the Company intends to include in future annual filings which will include any applicable discussion and analysis.

Asset Flows

For the Years Ended April 30,	2009		2008		2007		2009		2008
							vs.		vs.
(in millions)							2008		2007

Value Line equity fund assets (excludes variable annuity)— beginning	$	xx,xxx	$	xx,xxx	$	xx,xxx	xx	%	xx	%
Sales/inflows		xx,xxx		xx,xxx		xx,xxx	xx	%	xx	%
Redemptions/outflows		xx,xxx		xx,xxx		x,xxx	xx	%	xx	%
Dividends		xx,xxx		xx,xxx		xx,xxx	xx	%	xx	%
Market value change		xx,xxx		xx,xxx		xx,xxx	xx	%	xx	%
Value Line equity fund assets (non-variable annuity)— ending		xx,xxx		xx,xxx		xx,xxx	xx	%	xx	%
Variable annuity fund assets — beginning		xx,xxx		xx,xxx		xx,xxx	xx	%	xx	%
Sales/inflows		xx,xxx		xx,xxx		xx,xxx	xx	%	xx	%
Redemptions/outflows		xx,xxx		xx,xxx		x,xxx	xx	%	xx	%
Dividends		xx,xxx		xx,xxx		xx,xxx	xx	%	xx	%
Market value change		xx,xxx		xx,xxx		xx,xxx	xx	%	xx	%
Variable annuity fund assets — ending		xx,xxx		xx,xxx		xx,xxx	xx	%	xx	%
Fixed income fund assets — beginning		xx,xxx		xx,xxx		xx,xxx	xx	%	xx	%
Sales/inflows		xx,xxx		xx,xxx		xx,xxx	xx	%	xx	%
Redemptions/outflows		xx,xxx		xx,xxx		x,xxx	xx	%	xx	%
Dividends		x,xxx		x,xxx		x,xxx	xx	%	xx	%
Market value change		x,xxx		x,xxx		x,xxx	xx	%	xx	%
Fixed income fund assets — ending		xx,xxx		xx,xxx		xx,xxx	xx	%	xx	%
Separately managed accounts — beginning		xx,xxx		xx,xxx		xx,xxx	xx	%	xx	%
Inflows		x,xxx		x,xxx		x,xxx	xx	%	xx	%
Outflows		xx,xxx		xx,xxx		x,xxx	xx	%	xx	%
Market value change		xx,xxx		xx,xxx		x,xxx	xx	%	-xx	%
Separately managed accounts — ending		xx,xxx		xx,xxx		xx,xxx	xx	%	xx	%
Money market fund assets — ending		xxx,xxx		xxx,xxx		xxx,xxx	xx	%	xx	%
Assets under management — ending	$	xxx,xxx	$	xxx,xxx	$	xxx,xxx	xx	%	xx	%

5.
We note that you have listed the components of AUM by asset type. Please also provide a breakdown of AUM by sectors (such as real estate, banking, consumer products, etc.). A discussion and analysis of the changes in AUM by sector may aid in explaining the performance of your funds to investors. Please provide us with the disclosure you intend to include in future filings.

This response will be forthcoming.

6.
In future filings, please disclose the policy concerning redemptions of your AUM. It may be appropriate to provide such disclosures by asset type. For example, state whether the shareholders of your fund are required to give advance notice prior to redemption and if so, the extent of notice required.

Please note that the Value Line Funds are open-end management companies registered under the Investment Company Act of 1940.  In light of the staff’s comments, in future annual filings the Company will include language that incorporates the following:

Shareholder transactions for the Value Line Mutual Funds are processed each business day by the third party transfer agent of the Funds.  Shares can be redeemed without advanced notice upon request of the shareowners each day that the New York Stock Exchange is open.  Assets within the separately managed accounts are held at third party custodians, are subject to the terms of each advisory agreement and do not have any advance notice requirement for withdrawals, however they have a 30 day advance notice requirement for termination of the account.

7.
In future filings, please disclose the extent of any significant decline in AUM subsequent to the balance sheet date but prior to the filing of your Form 10-K or 10-Q. If you experienced a significant decline in AUM subsequent to the balance sheet date but prior to the filing of the filing of your Form 10-K or 10-Q, please quantify the portion of the decline that was attributable to performance as opposed to redemptions. Please also disclose which investment types were most significantly impacted. Refer to Item 303(A)(3)(ii) of Regulation S-K for guidance.

In light of the staff’s comments, in future Form 10-K and10-Q filings, if AUM significantly decline or increase subsequent to the balance sheet date but prior to the filing for a period, the Company will include discussion on the change in AUM, whether the change was attributable to performance (i.e. market appreciation/depreciation) and/or sales/redemptions and which investment types were most significantly impacted.

8.
We note that you have presented segment profit from operations as the segment profit measure your CODM uses to make decisions about resources to be allocated to your operating segments and to assets segment performances. However, you have not provided an analysis of your segments based on the profit measure presented in your segment footnote disclosure. In future filings, please include a discussion and analysis of segment profit from operations margins for your segments to allow investors to understand the factors impacting the profit margin your CODM uses in making resource allocations and assessing performance. In this regard, we note from your second quarter of fiscal year 2009 Form 10-Q that your investment management profit margin significantly declined for the first six months of fiscal year 2009 as compared to fiscal year 2008. Refer to Item 303(A) of Regulation S-K for guidance.

The Company will include additional discussion and analysis of segment profit within the MD&A section in future filings, where appropriate to assist a reader in understanding the financial condition of the Company.  In the Form 10-Q filing for the period ended January 31, 2009 the Company included the segment profit margins within the MD&A for the fiscal year to date as compared to the same period of the previous year.  This analysis will be expanded where applicable in future filings.

Liquidity and Capital Resources, page 21

9.
We note that the majority of the cash and cash equivalents balance is invested in the Value Line Cash Fund as of April 30, 2008 and October 31,2008. We further note that you consider this investment to be highly liquid and have classified this investment as cash equivalents. Please include a discussion in future filings as to how you have arrived at this conclusion given the current economic environment and whether there have been any material delays in redemptions from this fund. In this regard, we note that the Value Line Cash Fund invests in commercial paper and other corporate debt obligations in addition to US government securities, repurchase agreements for the US government securities, certificates of deposits, bankers’ acceptances. Please provide us with the disclosure you intend to include in the future filings.

The Company cannot predict future events, however, in light of staff comments, as of the date of this letter the disclosure would be the following:

The Value Line Cash Fund operates under Rule 2a-7 of the Investment Company Act of 1940 and has a portfolio average maturity of under 90 days.  The Value Line Cash Fund also participates in the Treasury Guarantee Program for money market funds.  There have been no delays in redemption payments from this fund.  The fund portfolio includes only U.S. government agency securities, U.S. Treasuries, CD’s fully backed by the FDIC, and repurchase agreements collateralized with U.S. Treasuries in which the custodian physically takes possession of the collateral.

10.
We note that you are seeking to settle the SEC matter you could be required to pay disgorgement or penalties. We further note that any settlement is likely to be material. As such, please disclose in future filings how you intend to fund this potentially material payment.

This response will be forthcoming.

Item 9A. Controls and Procedures, page 26
 (a) Evaluation of Disclosure Controls and Procedures, page 26

11.
We note the statement in the last sentence of the first paragraph that your controls and procedures only provide reasonable assurance that the control system’s objectives would be met. Please revise to clearly state whether your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section II.F.4 of Management’s Report on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at http://www.sec.gov/rules/final/33-8238.htm.

In light of the staff comment, the reference will be removed in future filings.

(b) Management’s Annual Report on Internal Control over Financial Reporting, page 26

12.	Please provide the disclosure required by Item 308T(a)(4) of Regulation S-K.

The Company will amend its Form 10-K for fiscal year April 30, 2008 to include the following statement and the Form 10-K for the fiscal year ended April 30, 2009 will include the following:

This annual report does not include an attestation report of the Company's registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the company's registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only management's report in this annual report.

13.
Please be advised that your statement regarding the effectiveness of your internal control over financial reporting may not be qualified by the statement in the immediately proceeding sentence of the last paragraph in which you state ‘’Due to the inherent issue of segregation of duties in a small company, management has relied heavily on entity or management review controls to lessen the issue of segregation of duties.’’ Please revise accordingly.

In light of the staff comment, the qualifying statement will be deleted in future filings.

Item 13. Certain Relationships and Related Transactions…page 31

14.	Please provide the information required by Item 404(b) of Regulation S-K.

This response will be forthcoming.

Item 15. Exhibits and Financial Statement Schedules, page 32

15.	We note exhibit 10.14 contains various lease amendments. It does not appear that these lease amendments are filed as exhibits to the Form 10-K. Please advise or revise accordingly.

The lease amendments are available on the SEC Edgar system.  The lease amendment dated September 14, 2000 was filed on amended Form 10-K dated 8/17/2001; the lease amendment dated  January 19, 2006 was filed on Form 10-K dated 7/28/2006 , and the lease amendment dated April 23, 2007 was filed on Form 10-K dated 7/20/2007 .   In future filings we will reference the appropriate SEC report in the Exhibit listings for any items incorporated by reference.

16.
Please be advised that no document on file with the Commission for more than five years may be incorporated by reference, subject to certain limited exceptions. See Item 10(d) of Regulation S-K. We note that the documents you incorporate by reference in Exhibits 3.2, 10.10, and 10.13 have been on file with the Commission for more then five years and do not appear to satisfy any of the exceptions listed in Item 10(d). Please advise or revise accordingly.

Exhibits 3.2, 10.10 and 10.13 were filed with periodic reports of the Company under the Securities Exchange Act filed during 1990 and later years.  In accordance with Item 10(d) of Regulation S-K, documents filed more than five years earlier may be incorporated by reference as long as they are "documents the registrant specifically identifies by physical location by SEC file number reference, provided such materials have not been disposed of by the Commission pursuant to its Records Control Schedule (17 CFR 200.80f)."  The Commission's Records Control Schedule indicates that periodic reports under the Exchange Act are retained for 30 years.  Therefore, the Company may incorporate these by reference if it identifies the SEC file number.  The Company will identify the SEC file number of documents incorporated by reference in future filings.

Signatures, page 33

17.
The controller or principal financial officer also must sign the Form 10-K. See paragraph (2)(a) to General Instruction D. of Form 10-K. Any person who occupies more than one of the specified positions, for example, principal financial officer and principal accounting officer or controller, must indicate each capacity in which he signs the registration statement. See paragraph (2)(b) to General Instruction D. of Form 10-K. Please revise accordingly.

The Company’s Form 10-K filing for the fiscal year ended April 30, 2008 was signed by Jean B. Buttner, the Chief Executive Officer of the Company and Mitchell E. Appel, the Chief Financial Officer of the Company.  In future filings, the Company will add “(Principal Executive Officer)” and “(Principal Financial Officer)” following the pertinent title.

Note 1- Organization and Summary of Significant Accounting Policies, page 40
Revenue Recognition, page 40

18.
We note that your investment management fees are calculated based on average daily net assets for the mutual funds or the assets for the asset management clients. In future filings, please revise your disclosure to state the party responsible for estimating/determining the value of assets for the mutual funds and the asset management clients, including an explanation of your involvement in the estimation process. If you are involved in the estimation process and given the significant impact such estimates have on your investment management fees, please include a detailed discussion within MD&A’s critical accounting policies section of the methodologies used to estimate the value of these assets, including the material assumptions used and a sensitivity analysis of such assumptions. Please provide us with the disclosure you intend to include in future filings.

In light of the staff’s comments, the following disclosure will be added to future filings:

The management fees and average daily net assets for the Value Line Mutual Funds are calculated by State Street Bank, which serves as the fund accountant, fund administrator, and custodian of the Funds.   The management fees for the non-mutual fund asset management clients are calculated by the Company based on the asset valuations provided by third party custodians.

19.
In future filings, please disclose the significant terms of your investment advisory agreements and management agreements such as the periods of these agreements and annual investments advisory fees earned either here or within MD&A.

This response will be forthcoming.

Note 14-Contingencies, page 49

20.
We note your disclosure regarding the investigation by the SEC. Specifically, we note your statement, ‘’[m]anagement cannot determine the effect that the investigation will have on the Company’s financial statement although it believes that any settlement is likely to be material.’’ The language you use to describe loss contingencies should be consistent and clear regarding whether you believe that the described contingency is remote, reasonably possible, or probable. Depending upon that determination, all other appropriate disclosure should be made. Refer to paragraph 8 of SFAS 5. If the amount of the accrual you have recognized for these loss contingencies is material, please disclose the amount. Refer to paragraph 9 of SFAS 5. Please note that a statement that a contingency is not expected to be material does not satisfy the requirements of SFAS 5, if there is at least a reasonable possibility that a loss exceeding amounts recognized may have been incurred and the amount of that additional loss would be material to a decision to buy or sell your securities. The disclosure of a reasonably possible loss should include the amount or range. If you are unable to estimate an amount or range of reasonably possible loss, please disclose this and provide an explanation as to why. Refer to paragraphs 9 and 10 of SFAS 5 for guidance. Please provide us with the disclosure you intend to include in future filings.

This response will be forthcoming.

Exhibits 31.1 and 32.1

21.
We note that paragraph 4 omits the certification regarding internal control over financial reporting required by Item 601(b)(31) of Regulation S-K, as well as the reference to the internal control over financial reporting in the introductory paragraph. We also note that the certification and reference to the internal control aver financial reporting in the introductory paragraph are omitted from the certifications filed as Exhibits 31.1 and 31.2 to your quarterly reports on Form 10-Q for the quarters ended July 31,2008 and October 31, 2008. Please file an amendment to each of the Form 10-K and Forms 10-Q that includes the entire periodic report and a new, corrected certification.

The Company intends to file an amendment to its Form 10-K for the period ended April 30, 2008 and the Form 10-Q for each of the periods ended July 31, 2008 and October 31, 2008 which includes the entire periodic report and a new, corrected certification.  The Form 10-Q filing for the quarter ended January 31, 2009 included the new, corrected certification.

Form 10-Q for the Fiscal Quarter Ended October 31, 2008
Note 1-Organization and Summary of Significant Accounting Policies, page 8

22.
We note that you determine the fair value of (a) listed securities using the closing sales price; (b) open-ended mutual fund shares using publicly quoted net asset value of the shares; and (c) fixed maturity government debt obligations using publicly quoted market prices. We further note that as October 31, 2008, you have listed your investments in trading securities and investments in securities available for sale as being valued using level 2 inputs. However, it is unclear based on your description of  how you estimate fair value of these securities, how you determined you are using level 2 inputs. In future filings, please ensure your description of how you estimate the fair value of your financial instruments clearly explains the inputs used. Please provide us with the disclosure you intend to include in future filings.

The securities valued as Level 2 investments consist of municipal bonds (that are pre-refunded by U.S. Treasury securities) and other U.S. Treasury securities.  In light of the staff comments, future filings of the Company will include a disclosure similar to the following, which would be the disclosure as of the date of this letter:

The valuation techniques used by the Company to measure fair value during the period consisted of publicly quoted prices and other observable inputs consisting of broker/dealer quotations and prices from third party pricing services and third party custodians based on broker/dealer quotations for the same or similar investments in active markets.

Note 9- Contingencies, page 14

23.
In future filings, please revise your disclosure for the derivative shareholders’ suit to address its materiality to your financial position, results of operations, and liquidity. Further, please address the need for additional disclosure of whether you have recognized an accrual for this loss contingency in addition to the reasonably likely amount of range in excess of accrual in accordance with paragraphs 9-10 of SFAS 5.

This response will be forthcoming.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 5
Results of Operations, page 5

24.
We note that you have provided disclosures of the current economic environment and an overview of the impact the economy has had to the asset management industry with a brief discussion of the impact to your business. In future filings, please revise your disclosure to provide a more detailed discussion regarding the direct impact the current economic environment has had on your results of operations and also how the tightening of the credit markets and investor concerns have impacted your liquidity. In your discussion, please also explain to investors how you are addressing the impact of the current economic environment to your business. Refer to Section 501.13 of the Financial Reporting Codification for guidance. Please provide us with disclosures you intend to include in future filings.

For future filings, the Company will refer to the Financial Reporting Codification for guidance.  In the Form 10-Q filing for the third quarter ended January 31, 2009, the Company expanded its discussion on the impact of the current economic environment on the results of operations.  The Form 10-Q included the following disclosure:

Although we have not suffered a fundamental change in our business model, the collateral damage from the global economic decline significantly reduced our assets under management and related advisory and licensing revenues.  In response we have been diligent about our expense control and have taken initiatives to reduce costs.  The Company continues to be debt free with substantial liquidity sufficient to endure the current economic crisis and anticipated liquidity needs.

In future filings, the Company will expand this discussion, as applicable.  However, at this time the Company does not know the impact of future events and accordingly cannot provide the staff with meaningful disclosure for future filings.

As requested in the staff’s letter, on behalf of Value Line Inc., we confirm that the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert these staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact us if we can provide any additional information or if the staff has any further comments.

Very truly,

/s/Mitchell E. Appel	/s/David T. Henigson
Mitchell E. Appel	David T. Henigson
Chief Financial Officer	Vice President